

07004063

SECU... ...SSION

Washington, D.C. 20549

RECEIVED FEB 2 3 2007 152 WASH. D.C. SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66540

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HELVEA INC.

OFFICIAL USE ONLY
132007
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1800 McGill College Avenue, Suite 2901
(No. and Street)

Montreal (City) — Quebec, Canada (State) — H3A 3J6 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christian KEUTGEN — 514-288-3556
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

1250 René-Lévesque Blvd. West, Suite 2800 (Address) — Montreal (City) — Quebec, Canada (State) — H3B 2G4 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Félix Weibel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Helvea Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

Notary Public
Déodat Lê, Lawyer
Quebec Bar No. 194117-8

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Helvea Inc.

Financial Statements
December 31, 2006
(expressed in U.S. dollars)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
Chartered Accountants
1250 René-Lévesque Boulevard West
Suite 2800
Montréal, Quebec
Canada H3B 2G4
Telephone +1 514 205 5000
Facsimile +1 514 876 1502


RECEIVED
FEB 2 8 2007
152
WASH, D.C.
SECTION

February 22, 2007

Auditors' Report

To the Shareholder of
Helvea Inc.

We have audited the balance sheet of **Helvea Inc.** as at December 31, 2006 and the statements of earnings, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2006 and the results of its operations and its cash flows for the year then ended in accordance with generally accepted accounting principles in the United States of America.

We have also audited the schedule of computation of net capital as at December 31, 2006, which is presented for the purpose of meeting the requirements of Rule 17a-5 of the Securities Exchange Act of 1934 and is not a required part of the basic financial statements. In our opinion, this schedule presents fairly the information contained therein, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

Chartered Accountants

Helvea Inc.

Balance Sheet

As at December 31, 2006

(expressed in U.S. dollars)

	2006 $	2005 $
Assets		
Current assets		
Cash (note 7)	554,689	293,610
Short-term deposits	4,811,639	2,513,283
Accounts receivable	64,313	22,414
Prepaid expenses	182,779	30,147
Income taxes recoverable	-	44,914
	5,613,420	2,904,368
Property and equipment (note 3)	84,782	102,457
	5,698,202	3,006,825
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities (note 4)	1,073,348	351,997
Income taxes payable	29,216	-
Due to a related company	8,781	-
	1,111,345	351,997
Loan payable to Helvea S.A. (note 5)	1,639,400	-
	2,750,745	351,997
Shareholder's Equity		
Capital stock (note 6)	2,614,950	2,614,950
Retained earnings	238,028	152,314
Cumulative translation adjustment	94,479	(112,436)
	2,947,457	2,654,828
	5,698,202	3,006,825

The accompanying notes are an integral part of these financial statements.

Approved by the Board of Directors

_______________ Director _______________ Director

Helvea Inc.

Statement of Changes in Shareholders's Equity

For the year ended December 31, 2006

(expressed in U.S. dollars)

	Common stock				
	Number of Class A common shares	Amount $	Retained earnings (deficit) $	Cumulative translation adjustment $	Total $
Balance at December 31, 2004	330,000	2,614,950	(28,981)	274,918	2,860,887
Net earnings	-	-	181,295	-	181,295
Cumulative translation adjustment	-	-	-	(387,354)	(387,354)
Balance at December 31, 2005	330,000	2,614,950	152,314	(112,436)	2,654,828
Net earnings	-	-	85,714	-	85,714
Cumulative translation adjustment	-	-	-	206,915	206,915
Balance at December 31, 2006	330,000	2,614,950	238,028	94,479	2,947,457

The accompanying notes are an integral part of these financial statements.

Helvea Inc.

Statement of Earnings

For the year ended December 31, 2006

(expressed in U.S. dollars)

	2006 $	2005 $
Revenue (note 7)		
Commissions earned	8,150,445	5,168,859
Research services	71,534	876,477
Referral fees	42,694	-
Interest	30,331	10,104
	8,295,004	6,055,440
Expenses (note 7)		
Salaries and related expenses	1,731,754	1,314,062
Commissions	5,297,789	3,359,759
Professional fees	139,406	121,159
Travel, meals and entertainment	467,354	466,982
Information services	181,225	149,099
EDP maintenance and development	4,611	108,813
Telecommunications	38,248	40,988
Rent and related expenses	70,105	57,784
Business and other taxes	22,867	60,752
General office expenses	41,764	29,817
Amortization	38,799	30,483
Business development and promotional activities	26,435	44,435
Memberships and registration fees	17,831	7,417
Foreign exchange loss (gain)	45,857	(24,508)
Loss on trade errors	10,110	101,141
Miscellaneous expenses	14,301	5,962
	8,148,456	5,874,145
Earnings before income taxes	146,548	181,295
Provision for income taxes	60,834	-
Net earnings	85,714	181,295

The accompanying notes are an integral part of these financial statements.

Helvea Inc.

Statement of Cash Flows

For the year ended December 31, 2006

(expressed in U.S. dollars)

	2006 $	2005 $
Cash flows from		
Operating activities		
Net earnings	85,714	181,295
Item not affecting cash		
Amortization	38,799	30,483
Changes in non-cash operating working capital items		
Increase in accounts receivable	(41,899)	(17,709)
Increase in prepaid expenses	(152,632)	(27,167)
Decrease (increase) in income taxes recoverable	44,914	(43,225)
Increase in accounts payable and accrued liabilities	721,351	350,600
Increase in income taxes payable	29,216	-
Increase in due to a related company	8,781	-
	734,244	474,277
Investing activities		
Purchase of property and equipment	(21,124)	(124,069)
Financing activities		
Increase in loan payable to Helvea S.A.	1,639,400	-
Cumulative translation adjustment on cash and cash equivalents	206,915	(387,359)
Net increase (decrease) in cash and cash equivalents during the year	2,559,435	(37,151)
Cash and cash equivalents – Beginning of year	2,806,893	2,844,044
Cash and cash equivalents – End of year	5,366,328	2,806,893
Cash and cash equivalents consist of:		
Cash	554,689	293,610
Short-term deposits	4,811,639	2,513,283
	5,366,328	2,806,893
Supplementary information		
Income taxes paid (recovered)	(13,296)	44,914
Interest received	24,942	9,718

The accompanying notes are an integral part of these financial statements.

(expressed in U.S. dollars)

1 Incorporation and nature of business

The company was incorporated under the Canada Business Corporations Act on January 7, 2004 and was registered with National Association of Securities Dealers, Inc. ("NASD") and the U.S. Securities and Exchange Commission ("SEC") on November 30, 2004. Up to December 22, 2006, it was a member of an international group of companies whose principal entity was Pictet et Cie ("Pictet"). The company commenced its principal business activity of marketing European securities in 2005.

2 Significant accounting policies

Basis of presentation

The company records its brokerage operations and commission revenue on securities transactions on a settlement date basis.

Cash and cash equivalents

Cash and cash equivalents consist of balances with banks and highly liquid short-term deposits. The company considers short-term deposits with original terms to maturity of three months or less to be cash equivalents.

Property and equipment

Property and equipment are recorded at cost and are amortized on a straight-line basis at the following annual rates:

Furniture and equipment	20%
Computer equipment	33%
Leasehold improvements	20%

Income taxes

The company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the financial statement values of assets and liabilities, using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

The company has filed an application with the Quebec Minister of Finance to qualify as an International Financial Center of Montreal. If the company is recognized, it will benefit from certain reductions in corporate income taxes.

Foreign currency translation

The company's functional currency is the Swiss franc. The reporting currency is the U.S. dollar. The company uses the current rate method to translate its financial statements into U.S. dollars, whereby gains and losses resulting on conversion into U.S. dollars are presented as a separate component of shareholder's equity.

(expressed in U.S. dollars)

Management estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3 Property and equipment

			2006	2005
	Cost $	Accumulated amortization $	Net $	Net $
Furniture and equipment	17,319	8,112	9,207	11,408
Computer equipment	78,407	47,700	30,707	49,600
Leasehold improvements	59,958	15,090	44,868	41,449
	155,684	70,902	84,782	102,457

4 Accounts payable and accrued liabilities

Accounts payable and accrued liabilities comprise the following:

	2006 $	2005 $
Accrued compensation	959,476	209,843
Other	113,872	142,154
	1,073,348	351,997

5 Loan payable to Helvea S.A.

The loan payable to Helvea S.A. in the amount of CHF2,000,000 bears interest at 4.25% per annum and is repayable on November 30, 2016. The loan is subordinated by virtue of a subordination agreement entered into between the company and NASD on November 15, 2006 which requires the agreement of NASD prior to its repayment.

(expressed in U.S. dollars)

6 Capital stock

Authorized – unlimited as to number

Class A preferred shares, voting, non-participating, without par value, ranking in priority to Class B, C and D preferred shares and Class A and B common shares, with entitlement to a non-cumulative monthly dividend of 1%, redeemable at the option of the company at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends

Class B preferred shares, non-voting, non-participating, without par value, ranking in priority to Class C and D preferred shares and Class A and B common shares, with entitlement to a non-cumulative monthly dividend of 1%, redeemable at the option of the company at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends

Class C preferred shares, voting, non-participating, without par value, ranking in priority to Class D preferred shares and Class A and B common shares, with entitlement to a non-cumulative monthly dividend of 1%, redeemable at the option of the company or the holder at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends

Class D preferred shares, non-voting, non-participating, without par value, ranking in priority to Class A and B common shares, with entitlement to a non-cumulative monthly dividend of 1%, redeemable at the option of the company or the holder at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends

Class A common shares, voting

Class B common shares, non-voting

Issued

	2006 $	2005 $
330,000 Class A common shares	2,614,950	2,614,950

(expressed in U.S. dollars)

7 Related party transactions and balances

The statement of earnings includes the following related party transactions:

	2006 $	2005 $
Revenue		
Research services	-	860,776
Referral fees	71,534	-
Expenses		
Commissions	5,297,789	3,359,759
Professional fees	112,608	98,880
Information services	38,494	31,205
EDP maintenance and development	4,010	108,275
Telecommunications	16,787	37,573
Rent and related expenses	39,163	37,573
Business and other taxes	9,554	5,094
General office expenses	3,533	8,541

Commissions earned are collected by Helvea S.A. and remitted to the company.

Cash includes deposits with an affiliated company in the amount of nil (2005 – $96,587).

All balances with related companies are disclosed separately in these financial statements. Unless otherwise disclosed, all related party transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties and the company.

8 Commitments

Minimum annual lease payments under operating leases are as follows:

	$
2007	279,887
2008	302,021
2009	272,841
2010	268,143
2011	269,935
Thereafter	1,541,979

(expressed in U.S. dollars)

9 Financial instruments

Fair value of financial instruments

The company has estimated the fair market values of its financial instruments based on the current interest rate environment, related market values and current pricing of financial instruments with comparable terms. The carrying values of its financial instruments approximate their fair market values, unless otherwise indicated.

Position risk

Position risk corresponds to the risk that the fluctuations in foreign exchange rates and interest rates could result in losses. Unless otherwise disclosed in the financial statements, the company may enter into financial instruments consisting primarily of short-term deposits and related party balances that may be denominated in foreign currencies and bear interest at short-term market rates.

As at December 31, 2006, the short-term deposits consist of a call deposit in the amount of CHF5,870,000 (2005 – CHF3,080,000) and a term deposit in the amount of nil (2005 – CA$200,000).

Credit risk

Credit risk is the risk of financial loss as a result of default by a counterparty with respect to its obligations towards the company. The company's financial instruments are primarily with financial institutions under common control or with other major financial institutions. Consequently, management considers the risk of counterparties defaulting on their obligation to be remote.

Interest rate risk

The company's exposure to interest rate risk as at December 31, 2006 is as follows:

Cash	Non-interest bearing
Short-term deposits	Fixed interest rate (1.6%)
Accounts receivable	Non-interest bearing
Prepaid expenses	Non-interest bearing
Accounts payable and accrued liabilities	Non-interest bearing
Income taxes payable	Non-interest bearing
Due to a related party	Non-interest bearing

(expressed in U.S. dollars)

10 Capital requirements

The company is a member of NASD and therefore is subject to the capital requirements (Rule 15c 3-1) of the Securities and Exchange Act of 1934. This rule provides, among other things, that a member firm's "aggregate indebtedness" may not exceed 1,500% (800% for the initial 12 months) of its "net capital", as those terms are defined by the Act.

As at December 31, 2006, the company's aggregate indebtedness and net capital were $1,111,345 and $3,947,618 respectively (2005 – $351,997 and $2,201,038 respectively), giving a ratio of 28.15% (2005 – 15.99%).

The company does not hold client funds or securities nor owe money or securities to customers. However, if inadvertently received, the company promptly forwards all funds and securities received. Accordingly, the company is exempt from Rule 15c 3-3 of the Act, under paragraph (k)(2)(i) of that Rule.

Helvea Inc.
Schedule of Computation of Net Capital
As at December 31, 2006

(expressed in U.S. dollars)

	2006 $	2005 $
Net Capital		
Capital stock – Common shares	2,614,950	2,614,950
Retained earnings	238,028	152,314
Cumulative translation adjustment	94,479	(112,436)
Loan payable to Helvea S.A.	1,639,400	-
	4,586,857	2,654,828
Cash with related parties	-	96,587
Accounts receivable	58,538	22,414
Prepaid expenses	182,779	30,147
Income taxes recoverable	-	44,914
Property and equipment	84,782	102,457
Haircut on foreign currency	313,140	157,271
	639,239	453,790
	3,947,618	2,201,038
Aggregate indebtedness		
Accounts payable and accrued liabilities	1,073,348	351,997
Income taxes payable	29,216	-
Due to a related company	8,781	-
	1,111,345	351,997
Ratio of aggregate indebtedness to net capital	28.15%	15.99%

Helvea Inc.

Supplementary Report on
Internal Accounting Control
December 31, 2006

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
Chartered Accountants
1250 René-Lévesque Boulevard West
Suite 2800
Montréal, Quebec
Canada H3B 2G4
Telephone +1 514 205 5000
Facsimile +1 514 876 1502

February 22, 2007


SEC MAIL PROCESSING
RECEIVED
FEB 28 2007
WASH. D.C. SECTION
152

Chartered Accountants' Supplementary Report on Internal Accounting Control

To the Board of Directors of Helvea Inc.

As part of our audit of the financial statements of **Helvea Inc.** as at December 31, 2006 and for the year then ended on which we reported under date of February 22, 2007, we considered the company's system of internal controls to the extent we considered necessary to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements. Our work was more limited than would be necessary to express an opinion on the company's system of internal controls taken as a whole.

Because of inherent limitations in any system of internal controls, errors or irregularities may nevertheless occur and not be detected by the system. Also, projection of any evaluation of a system to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with controls may deteriorate.

As our work was performed for the limited purpose described in the first paragraph above, it would not necessarily identify material weaknesses in the system of internal controls. Accordingly, we do not express an opinion on the company's system of internal controls taken as a whole. However, our work disclosed no condition that we believe to be a material weakness. For the purposes of this report, material weakness is a condition in the system of internal controls which could result in more than a relatively low risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period in the normal course of operations.

This report is solely for the use of the Board of Directors of Helvea Inc. and National Association of Securities Dealers, Inc. and is not to be used by any other party.

PricewaterhouseCoopers LLP

Chartered Accountants

Helvea Inc.

Supplementary Report on
Computation of Net Capital
As at December 31, 2006

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
LLP/s.r.l./s.e.n.c.r.l.
Chartered Accountants
1250 René-Lévesque Boulevard West
Suite 2800
Montréal, Quebec
Canada H3B 2G4
Telephone +1 514 205 5000
Facsimile +1 514 876 1502

February 23, 2007

Chartered Accountants' Supplementary Report on Computation of Net Capital

To the Board of Directors of
Helvea Inc.

In connection with Rule 17a-5(a) of the Securities Exchange Act of 1934, we have performed the following procedure with respect to Form X-17a-5, Part II of the Financial and Operational Combined Uniform Single Report ("Focus Report") of **Helvea Inc.** (the "company") as at December 31, 2006:

> As required under Rule 17a-5(d)(4) of the Securities Exchange Act of 1934, we compared the computation of net capital under Rule 15c 3-1, included as a schedule with the audited financial statements, and the corresponding unaudited most recent Part IIA filing of Form X-17a-5 of the Focus Report dated February 23, 2007 and found them to be materially in agreement.

As a result of applying the above procedure, we did not identify any amounts that were materially different between the Focus Report and the audited financial statements of the company as at December 31, 2006 and the schedule of computation of net capital as at December 31, 2006. However, the above procedure does not constitute an audit and accordingly we do not express an opinion on the Focus Report referred to above as at December 31, 2006.

Our procedures were conducted solely to assist you in complying with Rule 17a-5(d)(4), and our report is not to be used for any other purpose.

PricewaterhouseCoopers LLP

Chartered Accountants


END